Form 40-F
period 2002-12-31
NORANDA INC
filed 2003-05-21
CIK 889211

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

[Check one]	☐ Registration statement pursuant to section 12 of the Securities Exchange Act of 1934
OR
☒ Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2002                        Commission File No. 1-11284

Noranda Inc.
(Exact name of Registrant as specified in its charter)

Not Applicable (Translation of Registrant's name into English (if applicable))
Ontario, Canada (Province or other jurisdiction of incorporation or organization)	1021 (Primary Standard Industrial Classification Code Number (if applicable))	Not Applicable (I.R.S. Employer Identification Number (if applicable))
BCE Place 181 Bay St., Suite 200 Toronto, Ontario M5J 2T3 Telephone: (416) 982-7111 (Address and telephone number of Registrant's principal executive offices)

CT Corporation System
1633 Broadway
New York, New York
10019
Telephone: (212) 664-1666
(Name, address (including zip code)
and telephone number (including area code)
of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

Not Applicable
 (Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form                                ☒ Audited annual financial statements

        Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report.

Common shares outstanding: 241,288,110

        Indicate by check whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes ☐                         No ☒

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒                        No ☐

Controls and Procedures

  (a)
  Evaluation of Disclosure Controls and Procedures. As of a date within the 90-day period prior to the filing of this report, an evaluation of the effectiveness of the Registrant's "disclosure controls and procedures" (as such term is defined in Rules 13(a)-14(c) and 15(d)-14(c) of the United States Securities Exchange Act of 1934 (the "Exchange Act")) was carried out by the Registrant's management, under the supervision of, and with the participation of, the Registrant's Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based upon that evaluation, the CEO and CFO concluded that as of such date the Registrant's disclosure controls and procedures were adequate and effective and designed to ensure that material information relating to the Registrant (including its consolidated subsidiaries) would be made known to them by others within those entities.

  (b)
  Changes in Internal Controls. Subsequent to the completion of the most recent evaluation, there have been no significant changes in the Registrant's internal controls or in other factors that could significantly affect the internal controls, including any corrective actions with regard to significant deficiencies and material weaknesses.

Undertaking

        Registrant undertakes to make available, in person or by telephone, representatives to respond to inquiries made by the Commission staff, and to furnish promptly, when requested to do so by the Commission staff, information relating to: the securities registered pursuant to Form 40-F; the securities in relation to which the obligation to file an annual report on Form 40-F arises; or transactions in said securities.

Signatures

        Pursuant to the requirements of the Exchange Act, the Registrant certifies that it meets all of the requirements for filing on Form 40-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereto duly authorized.

Noranda Inc. Registrant
Date: May 20, 2003	By:	/s/ JEFFERY A. SNOW Jeffery A. Snow Senior Vice-President and General Counsel

Certifications

I, Derek Pannell, Chief Executive Officer of Noranda Inc. certify that:

1.
I have reviewed this annual report on Form 40-F of Noranda Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003

/s/ DEREK PANNELL
Derek Pannell Chief Executive Officer

I, Lars-Eric Johansson, Chief Financial Officer of Noranda Inc. certify that:

1.
I have reviewed this annual report on Form 40-F of Noranda Inc.;

2.
Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3.
Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4.
The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a)
designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b)
evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c)
presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5.
The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (and persons performing the equivalent function):

a)
all significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b)
any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6.
The registrant's other certifying officers and I have indicated in this annual report whether there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.

Date: May 20, 2003

/s/ LARS-ERIC JOHANSSON
Lars-Eric Johansson Chief Financial Officer

Exhibits

1.
Annual Information Form of Noranda Inc. dated May 9, 2003.

2.
Audited comparative consolidated financial statements, and the related notes thereto, of Noranda Inc. as at and for the years ended December 31, 2002 and 2001 and the Auditors' Report thereon and the accompanying Management's Discussion and Analysis of Financial Condition and Results of Operations of Noranda Inc. (incorporated by reference to Form 6-K (File No. 1-11284) filed on March 26, 2003).

3.
Consent of Ernst & Young LLP.

4.
Certification of Derek Pannell, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

5.
Certification of Lars-Eric Johansson, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

QuickLinks

Controls and Procedures
Undertaking
Signatures
Certifications
Exhibits