Form 40-F
NORANDA INC
filed 2004-05-18
CIK 889211

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

[Check one]

☐    Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

OR

☒    Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2003	Commission File No. 1-11284
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
CT Corporation System 111 Eighth Avenue New York, New York 10011 Telephone: (212) 894-8700

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

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

Common shares outstanding: 295,227,672

        Indicate by check whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the "Exchange Act"). If "Yes" is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes                 No     X

        Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes     X        No

FORWARD-LOOKING STATEMENTS

        Certain statements included or incorporated by reference in this Annual Report on Form 40-F constitute "forward-looking statements" within the meaning of Section 21E of the Exchange Act. Such statements represent the Registrant's internal projections, expectations or beliefs concerning, among other things, future operating results and various components thereof, or the Registrant's future economic performance.

        The projections, estimates and beliefs contained in such forward-looking statements necessarily involve known and unknown risks and uncertainties which may cause the Registrant's actual performance and financial results in future periods to differ materially from any estimates or projections of future performance or results expressed or implied by such forward-looking statements. These risks and uncertainties include, among other things, volatility of commodity metal prices, foreign currency risks, fluctuations in copper treatment and refining fees, supply and demand in the market for sulphuric acid, risks inherent in the Registrant's procurement of raw materials, changes in production and processing technology, imprecision in estimating the timing, costs and levels of production associated with mining properties, uninsurable risks inherent in the mining business, the Registrant's ability to replace and expand mineral reserves, imprecision of mineral reserves and recovery estimates, political and economic conditions in the countries in which the Registrant operates, changes in Canadian and foreign laws and regulations, the Registrant's ability to maintain good relations with its employees, general economic and business conditions, and such other risks and uncertainties described from time to time in the Registrant's reports and filings with the Canadian and other securities authorities. Accordingly, the Registrant cautions that events or circumstances could cause actual results to differ materially from those predicted.

CONTROLS AND PROCEDURES

        Evaluation of Disclosure Controls and Procedures.    As of December 31, 2003, an evaluation of the effectiveness of the issuer's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15a-15(e) of the Exchange Act) was carried out by our management, under the supervision of, and with the participation of, our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based upon that evaluation, the CEO and CFO concluded that as of such date our disclosure controls and procedures were effective such that information relating to us, including our consolidated subsidiaries, required to be disclosed by us in the reports we file or submit under the Exchange Act (a) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (b) is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding disclosure.

        Changes in internal control over financial reporting.    There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that it has two audit committee financial experts serving on its audit committee, namely, André Bérard and A.L. (Al) Flood. They are "independent" as that term is defined for purposes of audit committee member independence under the corporate governance standards of the New York Stock Exchange. The Securities and Exchange Commission has indicated that the designation of an audit committee financial expert does not make that person an "expert" for any purpose, impose any duties, obligations or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liabilities or any other member of the audit committee.

CODE OF ETHICS

        We have adopted a code of ethics that applies to our President and CEO and our Executive Vice-President and CFO. The latter is also our principal accounting officer. A copy of our code, entitled "Code of Ethics", can be found on the "Corporate Governance" page of our website at www.noranda.com.

PRINCIPAL ACCOUNTANT FEES AND SERVICES

Provision of Non-Audit Services by the Auditor

        Ernst & Young LLP and its respective affiliates (collectively "Ernst & Young") are our auditors. From time to time, Ernst & Young also provides non-audit services to us and our subsidiaries. It is our policy not to engage our auditors to provide services in connection with financial information systems design and implementation or other services that may impair the objectivity of the auditors. We have implemented a procedure to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. At the beginning of each year, the Audit Committee approves the proposed services, including the nature, type and scope of services contemplated and related fees, to be rendered by these firms during the year. In addition, Audit Committee pre-approval is also required for those engagements that may arise during the course of the year that are outside the scope of the initial services and fees pre-approved by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether the provision of such non-audit services is compatible with maintaining Ernst & Young's independence.

Fees Paid to the Auditor

        The table below summarizes the fees paid in Canadian dollars to Ernst & Young for the years indicated:

	2003	2002
Audit fees	$2,329,690	$2,387,822
Audit-related fees	166,255	280,632
Tax fees	586,550	845,598
All other fees	3,111	—

Total	$3,085,606	$3,514,052

Note: On December 31, 2003, the exchange rate between U.S. dollars and Canadian dollars based on the inverse of the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was U.S.$0.7738 per Cdn$1.00. On December 31, 2002, the comparable exchange rate was U.S.$0.6329 per Cdn$1.00.

        Details of the fees paid to Ernst & Young are provided below:

Audit Fees

        Audit fees include fees for the annual financial statement audit of us and certain of our subsidiaries. The fees also include the review of our unaudited interim financial statements, as well as fees relating to regulatory filings.

Audit-Related Fees

        Audit related fees are fees for services provided by Ernst & Young that are reasonably related to its role as auditor and include fees for audits of our employee benefit funds and advice on accounting standards and other specific transactions.

Tax Fees

        Tax fees include fees for tax compliance, tax advice and tax planning, including expatriate tax services.

All Other Fees

        All other fees include fees those for all other support and advisory services.

Consideration of Independence

        Ernst & Young has advised the Audit Committee that it considers itself to be independent of us, and the Audit Committee has confirmed that it considers Ernst & Young to be independent.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant does not have any unconsolidated affiliates. It does not enter into off-balance sheet arrangements with special purpose entities in the normal course of business. The Registrant's only significant off-balance sheet arrangements are the Canadian dollar expenditure hedges discussed below.

        The Registrant uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. It hedges up to 50% of its current year Canadian dollar operating cost and 25% of the subsequent year. The Registrant may enter into futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts recognized in the earnings of the period in which the changes occur. A summary of these positions is tabled below.

$ millions	2004		2005 & beyond		Totals as at March 31, 2004
	Amount Cdn$	Rate	Amount Cdn$	Rate	Amount Cdn$	Rate	Unrealized Gain/(loss) US$	YTD Realized Gain/(loss) US$
Noranda Inc.	$171	1.5120	$236	1.5022	$407	1.5063	$38	$6
Falconbridge Limited (subsidiary)	$246	1.5489	$274	1.3835	$521	1.4572	$38	$19

Total	$417	1.5338	$510	1.4384	$928	1.4787	$76	$25

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        A tabular disclosure of the Registrant's contractual obligations as of December 31, 2003 follows:

(US$, millions)	Significant obligations by year due
Nature of Obligation	Less than 1 Year	1 - 3 Years	3 - 5 Years	More than 5 Years	Total
Long-term debt	432	876	356	1,644	3,308
Asset retirement obligation(1)	48	83	51	1,266	1,448
Employee future benefits(2)	—	—	—	461	461
Capital leases	1	3	2	8	14
Operating leases	35	51	34	31	151

Total contractual obligations	516	1,013	443	3,410	5,382

(1)
The obligation for the retirement of assets represents the estimated undiscounted cash spending forecast for a period of 50 years, except for the Collahuasi site in Chile which extends to 2066.

(2)
The obligation for employee future benefits represents the unfunded obligation as of December 31, 2003. Due to the nature of the obligation for employees' future benefits, the timing of the settlement of this liability is not readily determinable.

Purchase Obligations:

  •
  The Registrant has entered into a 15-year supply and processing agreement with the Noranda Income Fund, whereby it has committed to sell up to 550,000 tonnes of zinc concentrate annually, at market terms less a fixed treatment charge.

  •
  The Registrant has entered into a power supply contract with Brascan Energy Marketing Inc., whereby it has agreed to purchase at negotiated market terms up to 490 MWh of electricity annually for a two-year period ending June 2005.

  •
  The Registrant has entered into purchase agreements with Compania Minera Antamina S.A. ("Antamina"), whereby it will purchase under set conditions defined copper and zinc concentrate volumes from Antamina's production, at negotiated market terms, over a period extending to 2014.

Other Long-term Obligations:

  •
  Under an agreement with the Noranda Income Fund, the Registrant will manage the processing facility on a cost-recovery basis plus a set management fee over a 15-year period. Similarly, the Registrant acts as an agent for the sale of the facility's zinc production.

IDENTIFICATION OF THE AUDIT COMMITTEE

        We have an audit committee which is presently composed of the following directors: A.L. (Al) Flood (Chairman), André Bérard, Norman R. Gish and Frank J. McKenna.

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

NORANDA INC. Registrant
By:	/s/ JEFFERY A. SNOW Jeffery A. Snow, Senior Vice-President and General Counsel

Date            May 17, 2004

Exhibits

1.
Annual Information Form of Noranda Inc. dated May 10, 2004.

2.
The audited Consolidated Financial Statements for the fiscal year ended December 31, 2003 and the accompanying Management's Discussion and Analysis of Noranda Inc. appearing on pages 36 to 65 and page 17 to 35, respectively, of the Noranda Inc. 2003 Annual Report, which are incorporated by reference into the Annual Information Form of Noranda Inc.

3.
Consent of Ernst & Young LLP.

4.
Certification of Derek Pannell, Chief Executive Officer, pursuant to Rule 13a-14.

5.
Certification of Steven Douglas, Chief Financial Officer, pursuant to Rule 13a-14.

6.
Certification of Derek Pannell, Chief Executive Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

7.
Certification of Steven Douglas, Chief Financial Officer, pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

QuickLinks

FORWARD-LOOKING STATEMENTS
CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACCOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
UNDERTAKING
SIGNATURES