Form 40-F
NORANDA INC
filed 2005-03-24
CIK 889211

QuickLinks -- Click here to rapidly navigate through this document

U.S. Securities and Exchange Commission
Washington, D.C. 20549

Form 40-F

[Check one]

☐    Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

OR

☒    Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2004	Commission File No. 1-11284
Noranda Inc.

(Exact name of Registrant as specified in its charter)
Not Applicable

(Translation of Registrant's name into English (if applicable))
Ontario, Canada

(Province or other jurisdiction of incorporation or organization)
1021

(Primary Standard Industrial Classification Code Number (if applicable))
98-0359144

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

Common shares outstanding: 296,965,241

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

CONTROLS AND PROCEDURES

        Evaluation of Disclosure Controls and Procedures.    As of December 31, 2004, an evaluation of the effectiveness of the issuer's "disclosure controls and procedures" (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by our management, under the supervision of, and with the participation of, our Chief Executive Officer ("CEO") and Chief Financial Officer ("CFO"). Based upon that evaluation, the CEO and CFO concluded that as of such date our disclosure controls and procedures were effective such that information relating to us, including our consolidated subsidiaries, required to be disclosed by us in the reports we file or submit under the Exchange Act (a) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission's rules and forms and (b) is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding disclosure.

        Changes in internal control over financial reporting.    There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

        Our Board of Directors has determined that at least one member of the audit committee, André Bérard, qualified as an audit committee financial expert. He is "independent" as that term is defined for purposes of audit committee member independence under the corporate governance standards of the New York Stock Exchange. The Securities and Exchange Commission has indicated that the designation of an audit committee financial expert does not make that person an "expert" for any purpose, impose any duties, obligations or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liabilities or any other member of the audit committee or the board of directors.

CODE OF ETHICS

        We have adopted a code of ethics that applies to our President and CEO and our Executive Vice-President and CFO. The latter is also our principal accounting officer. A copy of our code, entitled "Code of Ethics", can be found on the "Corporate Governance" page of our website at www.noranda.com.

PRINCIPAL ACOUNTANT FEES AND SERVICES

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

Fees Paid to the Auditor

        The table below summarizes the fees paid in Canadian dollars to Ernst & Young for the years indicated:

	Noranda ($) 2003/2004	Reporting Issuer Subsidiaries ($) 2003/2004	Total ($) 2003/2004
Audit fees	2,294,398/2,031,663	35,292/14,939	2,329,690/2,046,602
Audit-related fees	166,255/392,914	—/20,393	166,255/413,307
Tax fees	563,624/2,485,579	22,926/97,525	586,550/2,583,104
All other fees	3,111/—	—/—	3,111/—
Total	3,027,388/4,910,156	58,218/132,857	3,085,606/5,043,013

Note: On December 31, 2004, the exchange rate between U.S. dollars and Canadian dollars based on the inverse of the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was US$0.8310 per Cdn$1.00. On December 31, 2003, the comparable exchange rate was US$0.7738 per Cdn$1.00.

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

All Other Fees

        All other fees include fees for all other support and advisory services.

Consideration of Independence

        Ernst & Young has advised the Audit Committee that it considers itself to be independent of us, and the Audit Committee has confirmed that it considers Ernst & Young to be independent.

OFF-BALANCE SHEET ARRANGEMENTS

        The Registrant does not have any unconsolidated affiliates. It does not enter into material off-balance sheet arrangements with special purpose entities in the normal course of business. The Registrant's only significant off-balance sheet arrangements are the Canadian dollar expenditure hedges discussed below.

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

$ millions	2005		2006 & beyond		Totals as at December 31, 2004
	Amount Cdn$	Rate	Amount Cdn$	Rate	Amount Cdn$	Rate	Unrealized Gain/(loss) US$	YTD Realized Gain/(loss) US$
Noranda Inc.	$224	1.5014	$12	1.5157	$236	1.5022	$39	$24
Falconbridge Limited (subsidiary)	$274	1.3835	$—	—	$274	1.3835	$30	$53

Total	$498	1.4366	$12	1.5157	$510	1.4385	$69	$77

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

        A tabular disclosure of Noranda's contractual obligations as of December 31, 2004 follows:

	Significant obligations by year due
(US$, millions)				2010 and beyond
Nature of Obligation	2005	2006 - 2007	2008 - 2009		Total
Long-term debt	568	681	339	1,603	3,191
Asset retirement obligation(1)	57	79	52	1,363	1,551
Employee future benefits(2)	—	—	—	510	510
Capital leases	2	5	2	8	17
Operating leases	29	41	23	21	114

Total contractual obligations	656	806	416	3,503	5,383

(1)
The obligation for the retirement of assets represents the estimated undiscounted cash spending forecast for a period of 50 years, except for the Collahuasi site in Chile which extends to 2066.

(2)
The obligation for employee future benefits represents the unfunded obligation as of December 31, 2004. Due to the nature of the obligation for employees' future benefits, the timing of the settlement of this liability is not readily determinable.

IDENTIFICATION OF THE AUDIT COMMITTEE

        We have an audit committee which is presently composed of the following directors: André Bérard (Chair), Norman R. Gish and James W. McCutcheon.

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

NORANDA INC. Registrant
By:	/s/ STEPHEN K. YOUNG Stephen K. Young Corporate Secretary

Date            March 24, 2005

Exhibits

1.
Annual Information Form of Noranda Inc. dated March 17, 2005.

2.
The audited Consolidated Financial Statements for the fiscal year ended December 31, 2004 and the accompanying Management's Discussion and Analysis of Noranda Inc. appearing on pages 49 to 85 and pages 18 to 48, respectively, of the Noranda Inc. 2004 Annual Report, which are incorporated by reference into the Annual Information Form of Noranda Inc.

3.
Consent of Ernst & Young LLP.

4.1
Certification of Derek Pannell, Chief Executive Officer, pursuant to Rule 13a-14(a).

4.2
Certification of Steven Douglas, Chief Financial Officer, pursuant to Rule 13a-14(a).

5.1
Certification of Derek Pannell, Chief Executive Officer, pursuant to Rule 13a-14(b).

5.2
Certification of Steven Douglas, Chief Financial Officer, pursuant to Rule 13a-14(b).

QuickLinks

FORWARD-LOOKING STATEMENTS
CONTROLS AND PROCEDURES
AUDIT COMMITTEE FINANCIAL EXPERT
CODE OF ETHICS
PRINCIPAL ACOUNTANT FEES AND SERVICES
OFF-BALANCE SHEET ARRANGEMENTS
TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS
IDENTIFICATION OF THE AUDIT COMMITTEE
UNDERTAKING
SIGNATURES