Form 40-F
period 2005-12-31
FALCONBRIDGE LTD
filed 2006-03-27
CIK 889211

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Form 40-F

[Check one]

☐	Registration statement pursuant to section 12 of the Securities Exchange Act of 1934

OR

☒	Annual report pursuant to section 13(a) or 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2005	Commission File No. 1-11284

Falconbridge Limited

(Exact name of Registrant as specified in its charter)

Not Applicable

(Translation of Registrant’s name into English (if applicable))

Ontario, Canada

(Province or other jurisdiction of incorporation or organization)

1021

(Primary Standard Industrial Classification Code Number (if applicable))

98-0359144

(I.R.S. Employer Identification Number (if applicable))

BCE Place

181 Bay St., Suite 200

Toronto, Ontario M5J 2T3

Telephone: (416) 982-7111

(Address and telephone number of Registrant’s principal executive offices)

CT Corporation System

111 Eighth Avenue

New York, New York  10011

Telephone:  (212) 894-8700

(Name, address (including zip code) and telephone number (including area code) of agent for service in the United States)

Securities registered or to be registered pursuant to Section 12(b) of the Act.

Title of each class	Name of each exchange on which registered
Common Shares	New York Stock Exchange

Common Share Purchase Rights	New York Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act.

None

(Title of Class)

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act.

Not Applicable

For annual reports, indicate by check mark the information filed with this Form:

☒ Annual Information Form	☒ Audited annual financial statements

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report.

Common shares outstanding: 370,688,138

Indicate by check whether the Registrant by filing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934 (the “Exchange Act”). If “Yes” is marked, indicate the filing number assigned to the Registrant in connection with such Rule.

Yes  ☐  No  ☒

Indicate by check mark whether the Registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Exchange Act during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports) and (2) has been subject to such filing requirements for the past 90 days.

Yes  ☒  No  ☐

FORWARD-LOOKING STATEMENTS

Certain statements contained in this Annual Information Form are forward-looking statements (as defined in applicable securities legislation). Examples of such statements include, but are not limited to, statements concerning (i) our assessment of the outlook for metal markets in 2006, (ii) Inco’s offer to acquire all of the common shares of Falconbridge Limited and the benefits of such combination, (iii) our future financial requirements and funding of those requirements, (iv) our expectations with respect to our development projects, (v) our production forecast for 2006, (vi) our capital expenditure forecasts, and (vii) our dividend schedule. Inherent in forward-looking statements are risks and uncertainties well beyond our ability to predict or control. Actual results and developments are likely to differ, and may differ materially, from those expressed or implied by the forward-looking statements contained in this Annual Information Form. Such statements are based on a number of assumptions which may prove to be incorrect, including, but not limited to, assumptions about the timing, steps to be taken and completion of Inco’s offer to acquire all of our common shares, the ability to successfully compete against global metals and mining and exploration companies by creating through such a combination an enterprise of increased scale; strong demand for nickel, copper and other metals in emerging markets such as China; approximately $350 million per annum in pre-tax operating and other synergies and cost savings, and other benefits being realized based on the achievement of operational efficiencies from restructuring, integration and other initiatives relating to the combination of Falconbridge and Inco; the approvals or clearances required to be obtained by Inco and Falconbridge from regulatory and other agencies and bodies being obtained in a timely manner; divestitures required by regulatory agencies being acceptable and completed in a timely manner; there being limited costs, difficulties or delays related to the integration of the Falconbridge’s operations with those of Inco; the timely completion of the steps required to be taken for the eventual combination of the two companies; business and economic conditions generally; exchange rates, energy and other anticipated and unanticipated costs and pension contributions and expenses; the supply and demand for, deliveries of, and the level and volatility of prices of, nickel, copper, aluminum, zinc and other primary metals products and other metal products Inco and Falconbridge produce; the timing of the receipt of remaining regulatory and governmental approvals for the development projects and other operations; the continued availability of financing on appropriate terms for development projects; Falconbridge’s costs of production and production and productivity levels, as well as those of its competitors; market competition; mining, processing, exploration and research and development activities; the accuracy of ore/mineral reserve estimates; premiums realized over London Metal Exchange (“LME”) cash and other benchmark prices; tax benefits/charges; the resolution of environmental and other proceedings and the impact on the combined company of various environmental regulations and initiatives; assumptions concerning political and economic stability in countries or locations in which Falconbridge operates or otherwise and the ability to continue to pay quarterly cash dividends in such amounts as Falconbridge’s Board of Directors may determine in light of other uses for such funds and other factors.

While Falconbridge anticipates that subsequent events and developments may cause Falconbridge’s views to change, the Company specifically disclaims any obligation to update these forward-looking statements. These forward-looking statements should not be relied upon as representing the Company’s views as of any date subsequent to the date of this Annual Information Form. Although the Company has attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. These factors are not intended to represent a complete list of the factors that could affect Falconbridge and the combination of Inco and Falconbridge.

CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures. As of December 31, 2005, an evaluation of the effectiveness of the issuer’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act) was carried out by our management, under the supervision of, and with the participation of, our Chief Executive Officer (“CEO”) and Chief Financial Officer (“CFO”). Based upon that evaluation, the CEO and CFO concluded that as of such date our disclosure controls and procedures were effective such that information relating to us, including our consolidated subsidiaries, required to be disclosed by us in the reports we file or submit under the Exchange Act (a) is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms and (b) is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate, to allow timely decisions regarding disclosure.

Changes in internal control over financial reporting. There have been no changes in our internal control over financial reporting that occurred during the period covered by this annual report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

AUDIT COMMITTEE FINANCIAL EXPERT

Our Board of Directors has determined that at least one member of the audit committee, André Bérard, qualified as an audit committee financial expert. He is “independent” as that term is defined for purposes of audit committee member independence under the corporate governance standards of the New York Stock Exchange. The Securities and Exchange Commission has indicated that the designation of an audit committee financial expert does not make that person an “expert” for any purpose, impose any duties, obligations or liability on that person that are greater than those imposed on members of the audit committee and board of directors who do not carry this designation or affect the duties, obligations or liabilities or any other member of the audit committee or the board of directors.

CODE OF ETHICS

We have adopted a code of ethics that applies to our President and CEO and our Executive Vice-President and CFO. The latter is also our principal accounting officer. A copy of our code, entitled “Code of Ethics”, can be found on the “Corporate Governance” page of our website at www.falconbridge.com.

PRINCIPAL ACOUNTANT FEES AND SERVICES

Provision of Non-Audit Services by the Auditor

Ernst & Young LLP and its respective affiliates (collectively “Ernst & Young”) are our auditors. From time to time, Ernst & Young also provides non-audit services to us and our subsidiaries. It is our policy not to engage our auditors to provide services in connection with financial information systems design and implementation or other services that may impair the objectivity of the auditors. We have implemented a procedure to ensure that any engagement of the auditors for non-audit services receives prior clearance by the Audit Committee. At the beginning of each year, the Audit Committee approves the proposed services, including the nature, type and scope of services contemplated and related fees, to be rendered by these firms during the year. In addition, Audit Committee pre-approval is also required for those engagements that may arise during the course of the year that are outside the scope of the initial services and fees pre-approved by the Audit Committee. In approving any such engagement, the Audit Committee will consider whether the provision of such non-audit services is compatible with maintaining Ernst & Young’s independence.

Fees Paid to the Auditor

The table below summarizes the fees paid in Canadian dollars to Ernst & Young for the years indicated:

	Falconbridge ($ ) 2005/2004	Reporting Issuer Subsidiaries ($ ) 2005/2004	Total ($ ) 2005/2004

Audit fees	3,644,869/2,031,663	27,500/14,939	3,672,369/2,046,602
Audit-related fees	1,411,313/392,914	—/20,393	1,411,313/413,307
Tax fees	1,233,735/2,485,579	—/97,525	1,233,735/2,583,104
All other fees	125,000/—	—/—	125,000/—

Total	6,414,917/4,910,156	27,500/132,857	6,442,417/5,043,013

Note: On December 31, 2005, the exchange rate between U.S. dollars and Canadian dollars based on the inverse of the noon buying rate in the City of New York for cable transfers as certified for customs purposes by the Federal Reserve Bank of New York was US$0.8579 per Cdn$1.00. On December 31, 2004, the comparable exchange rate was US$0.8310 per Cdn$1.00.

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

OFF-BALANCE SHEET ARRANGEMENTS

The Registrant does not have any unconsolidated affiliates. It does not enter into material off-balance sheet arrangements with special purpose entities in the normal course of business. The Registrant’s only significant off-balance sheet arrangements are the Canadian dollar expenditure hedges discussed below.

The Registrant uses forward foreign exchange and option contracts to hedge the effect of exchange rate changes on identifiable foreign currency exposures. It hedges up to 50% of its two-year Canadian dollar operating cost and 25% of the subsequent three-year. The Registrant may enter into futures and forward contracts for the purchase or sale of currencies not designated as hedges. These contracts are carried at estimated fair values and gains or losses arising from the changes in the market values of these contracts recognized in the earnings of the period in which the changes occur. For a description of these positions, see Note 17 (c) on page 88 of the Registrant’s audited consolidated financial statements for the fiscal year ended December 31, 2005 which are attached hereto as Exhibit 2.

TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

A tabular disclosure of Falconbridge’s contractual obligations as of December 31, 2005 follows:

(US$ , millions)	Significant obligations by year due
Nature of Obligation	2006	2007 - 2008	2009 - 2010	2011 and beyond	Total

Long-term debt(1)	352	593	432	2,435	3,812
Asset retirement obligation (2)	60	53	33	1,396	1,542
Employee future benefits (3)	—	—	—	589	589
Capital leases	1	6	2	6	15
Operating leases and purchase commitment	172	31	17	21	241

Total contractual obligations	585	683	484	4,447	6,199

(1)                                Long-term debt includes convertible debentures and other loans, senior debentures, preferred share liabilities and debt of joint ventures.

(2)                                The obligation for the retirement of assets represents the estimated undiscounted cash spending forecast for a period exceeding 50 years.

(3)                                The obligation for employee future benefits represents the unfunded obligation as of December 31, 2005. Due to the nature of the obligation for employees’ future benefits, the timing of the settlement of this liability is not readily determinable

IDENTIFICATION OF THE AUDIT COMMITTEE

We have an audit committee which is presently composed of the following directors: André Bérard (Chair), Neville Kirchmann, James McCutcheon and Mary Mogford.

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

Falconbridge Limited
Registrant

By	s/Stephen K. Young
Stephen K. Young
Corporate Secretary

Date	March 27, 2006

Exhibits

1.                                       Annual Information Form of Falconbridge Limited dated March 22, 2006.

2.                                       The audited Consolidated Financial Statements for the fiscal year ended December 31, 2005 and the accompanying Management’s Discussion and Analysis of Falconbridge Limited appearing on pages 64 to 101 and pages 24 to 63, respectively, of the Falconbridge Limited 2005 Annual Report.

3.                                       Consent of Ernst & Young LLP.

4.                                       Certification of Derek Pannell, Chief Executive Officer, pursuant to Rule 13a-14(a).

5.                                       Certification of Steven Douglas, Chief Financial Officer, pursuant to Rule 13a-14(a).

6.                                       Certification of Derek Pannell, Chief Executive Officer, pursuant to Rule 13a-14(b).

7.                                       Certification of Steven Douglas, Chief Financial Officer, pursuant to Rule 13a-14(b).